UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer Id. (CNPJ): 02.429.144/0001-93 – Company Registry (NIRE) No. 353.001.861-33

EXCERPTS FROM THE MINUTES OF THE 259TH MEETING OF THE BOARD OF DIRECTORS HELD ON JANUARY 28, 2015

1. DATE, TIME AND PLACE: On January 28, 2015, at 9:00 a.m., at the registered office of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº.1510, 14º andar, conjunto 142, in the city and state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to paragraph 2, article 17 of the Company’s Bylaws.

3. ATTENDANCE: The majority of members of the Board of Directors (“Board”) and, during a part of the meeting, the Board of Executive Officers, with the justified absence of Mr. Murilo Cesar L. S. Passos duly recorded.

4. PRESIDING BOARD: Chairman – Renê Sanda, pursuant to paragraph 1, article 16 of the Bylaws, and Secretary – Gisélia Silva.

5. MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived since all those present were aware of its contents. The directors also resolved that these minutes be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the head office of the Company, and the publication of these minutes as an extract without the signatures of the directors.

After discussing and examining the items on the Agenda, the directors resolved on the following matters:

(v.i) Took cognizance of the matters examined by the Board’s Advisory Committee and Commissions in January;

(v.vi) Took cognizance of the managerial highlights and material facts of December 2014 and January 2015, reported by the Chief Executive Officer;

(v.iii) Took cognizance of the assumptions of the 2015 Individual Short-Term Target Plans of the Board of Executive Officers (ICP Plan), which were examined by the Human Resources Management Committee and will be discussed by the Board at an extraordinary meeting in February;

(v.iv) Approved the minutes of the 257th and 258th meetings of the Board of Directors held on December 17 and 23, 2014, respectively;

(v.v) Approved, pursuant to article 4 and 5 of CVM Instruction 371/2002 and CVM Resolution 599/2009, and Executive Board Resolution 2015004-E, the Technical Feasibility Study that serves as the basis for the recognition of adjustments to the balance Tax Credits, resulting in a balance of one hundred fifty-two million, one hundred seventeen thousand reais (R$ 152,117,000.00). Furthermore, it was determined that the tax credits will be recognized in the Financial Statements of December 31, 2014, and that the Technical Feasibility Study will be submitted to the Fiscal Council for analysis;

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer Id. (CNPJ): 02.429.144/0001-93 – Company Registry (NIRE) No. 353.001.861-33

(v.vi) Ratified, as the direct controlling shareholder of CPFL Comercialização Brasil S.A. (“CPFL Brasil”), pursuant to item (p), Article 17 of the Bylaws: (v.vi.i) the acquisition of twenty average megawatt (20.0 average-MW) of electricity from conventional sources, from Triunfo Negócios de Energia S.A. (“Triunfo”) for the period from January 1 to December 31, 2016, and the provision, by CPFL Energia, of Corporate Suretyship (Executive Board Resolution 2014134-E); and (v.vi.ii) the acquisition of two hundred thirty-one thousand, seventy-five megawatt-hours (231,075 MWh) of electricity from incentivized sources, with a fifty percent (50%) rebate in the Distribution System Usage Tariff (“TUSD”), generated by the Castilho and Pitangueiras Plants, from Viralcool Açúcar e Álcool S.A. (“Viracool”), for the period from January 1 to December 2016, and the provision, by CPFL Energia, of Corporate Suretyship (Executive Board Resolution 2014139-E);

(v.vii) Approved, as the direct controlling shareholder of CPFL Geração de Energia S.A. (“CPFL Geração”), pursuant to item (q) of article 17 of the Bylaws and Executive Board Resolution 2014128-E, the methodology for calculating the annual limits for managing the “Aggregate Market Risk of CPFL Geração” and took cognizance of the risk limit, recording that the resolution of this item (v.vii) was examined by the Risk Management Commission;

(v.viii) Approved, pursuant to item (u) of article 17 of the Bylaws and the terms and conditions established in Executive Board Resolution 2015009-E, the provision of guarantee, by CPFL Energia, in the form of Suretyship or Accommodation, for future funding operations as part of the 2015 Funding Plan (Prefunding for 2016 and Liability Management), by the subsidiaries Companhia Paulista de Força e Luz (“CPFL Paulista”), Rio Grande Energia S.A. (“RGE”), CPFL Geração de Energia S.A. (“CPFL Geração”), CPFL Brasil, Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”), Companhia Leste Paulista de Energia (“CPFL Leste Paulista”) and Companhia Sul Paulista de Energia (“CPFL Sul Paulista together with others “Subsidiaries”), for the bilateral loan in foreign currency (Law 4131/62) and/or the rollover of current foreign currency debt, swapping it for Interbank Deposit Certificate (“CDI”), Rural Credit, Bank Letter of Credit, Issue of Debentures and/or other working capital operations, with quarterly or half-yearly interest payments, for a period of three (3) to five (5) years, considering an increase (a) in the overall amount from up to two billion, one hundred forty-eight million reais (R$2,148,000,000.00) to up to two billion four hundred sixty-seven million (R$2,467,000,000.00); (b) the maximum ‘all in' cost for future funding operations and Liability Management; and (c) the 2015 Funding amount expected for CPFL Paulista, all (a), (b) and (c) earlier approved at the 255th Board meeting held on November 26, 2014, recommending the managers nominated by the Company to the management bodies of subsidiaries to vote for said funding operations, recording that the resolutions of this item (v.viii) were previously submitted for approval by the Budget and Corporate Finance Commission, and

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer Id. (CNPJ): 02.429.144/0001-93 – Company Registry (NIRE) No. 353.001.861-33

(v.ix) Recommended that the managers appointed by the Company in the management bodies of the subsidiaries vote for approval of the following items: (v.ix.i) CPFL Paulista, Companhia Piratininga de Força e Luz (“CPFL Piratininga”), CPFL Santa Cruz, RGE, Companhia Jaguari de Energia (“CPFL Jaguari”), CPFL Leste Paulista, CPFL Sul Paulista and Companhia Luz e Força de Mococa (“CPFL Mococa”): Declarations of the quantity of electricity and participation in the 3rd Auction of Alternative Sources of 2015 - ANEEL and the 18th Auction for Adjustment - CCEE (Executive Board Resolutions 2015002-E and 2015001-E); and (v.ix.ii) CPFL Sul Paulista and CPFL Mococa: Ratification and rectification of the resolution mentioned item “xi” of the minutes of the 251st Board meeting held on September 24, 2014 (Executive Board Resolution 2015003-E).

It was recorded that the 2015 Calendar of Corporate Events will be approved by the Board at the next meeting.

6. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by the Directors present and by the Secretary. Renê Sanda – Chairman, Francisco Caprino Neto, Claudio B. Guedes Palaia, Deli Soares Pereira, Carlos Alberto Cardoso Moreira, Maria Helena S. F. de Santana and Gisélia Silva – Secretary.

I certify that this is an extract from the original minutes recorded in the minutes book.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 2, 2015

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.